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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                 AMENDMENT NO. 1
                                 (RULE 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
                 OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                               ZAPATA CORPORATION
                       (Name of Subject Company (Issuer))
                               ZAPATA CORPORATION
                        (Name of Filing Person (Offeror))
                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                  989070602000
                      (CUSIP Number of Class of Securities)
                                 LEONARD DISALVO
              VICE PRESIDENT -- FINANCE AND CHIEF FINANCIAL OFFICER
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                            ROCHESTER, NEW YORK 14618
                                 (585) 242-2000
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)
                                   COPIES TO:
                              GORDON E. FORTH, ESQ.
                             WOODS OVIATT GILMAN LLP
                             700 CROSSROADS BUILDING
                                TWO STATE STREET
                            ROCHESTER, NEW YORK 14614
                               TEL. (585) 987-2800
                           CALCULATION OF FILING FEE*

     * The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule
   0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisor #6, effective October 18, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $1,288                Filing Party:  Zapata Corporation
Form or Registration No.:  Schedule TO         Date Filed:  November 20, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                             INTRODUCTORY STATEMENT

This Amendment No. 1 to the original Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities & Exchange Commission on November 20, 2002 relates to an offer by Zapata Corporation, a Nevada corporation ("Zapata" or the "Company"), to purchase up to 500,000 of its outstanding shares of common stock, par value $.01 per share, for $28 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 20, 2002 and the related Letter Of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

This Amendment No. 1 to Schedule TO is a termination of the Offer.

The Company announced on December 6, 2002, that it rejected an unsolicited proposal to be acquired by an affiliate of an investment company that specializes in investments in commercial real estate loans. The proposal consisted of a non-binding letter of intent to acquire all of Zapata's outstanding shares for $35 per share in cash in a negotiated transaction. The proposal was subject to a number of contingencies, including due diligence and financing. After analyzing the nature and terms of the proposal, and other relevant information, Zapata's Board of Directors has determined that pursuing the proposal would not be in the best interest of Zapata or its stockholders.

Zapata also announced on December 6, 2002 that its Board of Directors terminated its previously announced self-tender offer to purchase up to 500,000 shares of its common stock at a price of $28 per share. The Board approved the termination in light of the acquisition proposal announcement and the fact that the Company's stock has traded above the tender offer price since the self-tender offer announcement. Any shares previously tendered will be returned promptly to the tendering party. Zapata further announced that its Board authorized the Company to purchase up to 500,000 of its outstanding shares of common stock in the open market or privately negotiated transactions. The repurchases will be made only at such times as are permissible under the federal securities laws.


ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.

Item 12 of the original Schedule TO and Amendment No 1 to Schedule TO is hereby amended by adding thereto the following:

(a)(5)(iv)        Zapata Press Release dated December 6, 2002


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            ZAPATA CORPORATION


                                            By:      /s/ LEONARD DISALVO
                                            ------------------------------------
                                            Name: Leonard DiSalvo
                                            Title: Vice President-Finance and
                                            Chief Financial Officer

December 6, 2002


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                                INDEX TO EXHIBITS
EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------

(a)(1)(i)         Offer to Purchase, dated November 20, 2002.**

(a)(1)(ii)(A)     Letter of Transmittal with Guidelines for Certification of
                  Taxpayer Identification on Substitute Form W-9.**

(a)(1)(ii)(B)     Form of Supplemental Letter.**

(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2002.**

(a)(1)(iv) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form, dated November 20, 2002. **

(a)(1)(v)         Notice of Guaranteed Delivery. **

(a)(2)-(a)(4)     Not applicable.

(a)(5)(i) Letter dated November 20, 2002 from Avram A. Glazer, Chairman and Chief Executive Officer of Zapata Corporation to stockholders.**

(a)(5)(ii)        Press Release of Zapata Corporation dated November 13, 2002.*

(a)(5)(iii)       Press Release of Zapata Corporation dated November 20, 2002.**

(a)(5)(iv)        Press Release of Zapata Corporation dated December 5, 2002

(b)               Not applicable.

(d)(1)            Letter Agreement dated November 11, 2002, by Malcolm I.
                  Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation.**

(d)(2)            Shareholder Agreement dated May 30, 1997 among Malcolm I.
                  Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation (incorporated by reference to Exhibit 10(Z) to Zapata's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-4219)).

(g)-(h)           Not applicable.

* Previously filed on Schedule TO-C filed on November 13, 2002.

** Previously filed on Schedule TO filed on November 20, 2002.